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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)

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                              DIGEX, INCORPORATED
                               (Subject Company)

                            ------------------------
                         INTERMEDIA COMMUNICATIONS INC.
                           DAYLIGHT ACQUISITION CORP.
                                   (Bidders)

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                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                            ------------------------
                                   253754105
                     (CUSIP Number of Class of Securities)

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                               Robert M. Manning
                Senior Vice President, Chief Financial Officer
                        Intermedia Communications Inc.
                             3625 Queen Palm Drive
                             Tampa, Florida  33619
                                (813) 829-0011


         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------
                                    Copy to:

                           Ralph J. Sutcliffe, Esq.
                      Kronish, Lieb, Weiner & Hellman LLP
                            1114 Avenue of Americas
                         New York, New York 10036-7798
                                (212) 479-6170

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     This Amendment No. 2 to Schedule 14D-1 amends and supplements the Tender
Offer Statement on Schedule 14D-1, as amended, filed with the Securities and Exchange Commission on June 11, 1997 (the "Schedule 14D-1"), relating to a tender offer by Daylight Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DIGEX, Incorporated, a Delaware corporation (the "Company"), at $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits to the Schedule 14D-1. Capitalized terms used herein and not defined herein have the meanings specified in the Offer to Purchase.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Item 8 of the Schedule 14D-1 is hereby amended by adding the following sentences:

     On June 30, 1997, Parent agreed to pay to Mr. Benjamin Diesbach a finders fee in the amount of $200,000. This fee is payable only upon acquisition by Parent of 100% of the outstanding equity of the Company.

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                                  SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     INTERMEDIA COMMUNICATIONS INC.

                                     By: /s/ Robert M. Manning
                                         ------------------------------
                                         Name: Robert M. Manning
                                         Title: Senior Vice President, Chief
                                         Financial Officer and Secretary


                                     DAYLIGHT ACQUISITION CORP.

                                     By: /s/ Robert M. Manning
                                        -------------------------------
                                        Name: Robert M. Manning
                                        Title: President, Secretary and
                                        Treasurer


Dated: July 8, 1997

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